UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 5, 2018
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

MARKET RELEASE
Sibanye-Stillwater operating update for the six months and year ended 31 December 2017

Johannesburg, 4 February 2018: Sibanye-Stillwater (Tickers: SGL (JSE) and SBGL (NYSE)) is
pleased to report positive operating results for the year ended 31 December 2017, with all the operations delivering solid results in the second half of the year.
SA gold operations
Gold production for the year ended 31 December 2017 of 43,600kg (1.4Moz) was higher than guidance (provided in the Q3 operating results) of between 42,000kg and 43,000 kg (1.35Moz and
1.38Moz), with gold production for the second half of the year 4% higher than for the first half, despite the closure of the Cooke operations in October 2017.
All-in sustaining cost (AISC) for the year is expected to be approximately R483,000/kg (US$1,130/oz)
which is better than guidance of between R485,000/kg and R495,000/kg (US$1,115/oz and
US$1,140/oz), due to increase in production in the second half of the year, which resulted in AISC declining to approximately R480,000/kg (US$1,130/oz), from R485,441/kg (US$1,143/oz) in the first half of the year.

Total capital expenditure for the year was R3.4 billion (US$ 256 million).
SA PGM operations

The positive momentum at the SA PGM operations continued, with attributable PGM production of about
1.19M 4Eoz for the year ended 31 December 2017, 4% higher than the upper range of guidance of 1.15M 4Eoz with attributable PGM production for the second half of the year of 603,635 4Eoz, 2%
higher than for the first half. AISC is expected to be approximately R10,300/4Eoz (US$775/4Eoz), which is lower than guidance provided of between R10,500/4Eoz and R11,000/4Eoz (US$775/4Eoz and
US$815/4Eoz). AISC for the second half of the year is expected to be approximately R10,300/4Eoz
(US$770/4Eoz), 1% lower than the first half.

Total attributable capital expenditure for the year was R1.3 billion (US$95 million) (and total capital expenditure, excluding Mimosa, was R1.0 billion (US$78 million)).
US PGM operations
The US PGM operations produced about 376,300 2Eoz for the eight month period since acquisition by
Sibanye-Stillwater, which was in line with guidance of between 350,000 (2Eoz) and 380,000 (2Eoz).
Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share codes: SGL (JSE) and SBGL (NYSE)
ISIN – ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)
Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Pleasingly, the US operations delivered record recycling throughput for the year and, as previously disclosed, the Blitz project yielded first PGM output in October 2017, ahead of schedule. AISC of approximately US$650/2Eoz for the eight months is in line with guidance of between US$620/2Eoz and
US$650/2Eoz. PGM production for the six months ended 31 December 2017 was approximately 282,600
2Eoz, at an AISC of US$660/2Eoz.
Total capital expenditure for the eight months ended 31 December 2017 was US$124 million.

Sibanye-Stillwater CEO, Neal Froneman commented: “This is positive set of operating results, which, combined with the restructuring of the Cooke operations completed in the fourth quarter of 2018, provides a solid base for deleveraging the Group in 2018.”
Note: All rand figures have been converted to US dollar using the average R/US$ exchange rate for the year of
13.31, 13.21 for H1 2017 and 13.41 for H2 2017.

Results presentation on 22 February 2018
Sibanye-Stillwater will release its results for the six months and year ended 31 December 2017 on 22
February 2018 via a live presentation. For webcast and conference call details on the day, please refer to the following link: https://www.sibanyestillwater.com/investors/financial-reporting/operating-
financial-updates/2017.
Ends.
CONTACT

James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement includes “forward-looking statements” within the meaning of the “safe harbour”
provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”,
“potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of
Sibanye-Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement.
Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 5, 2018
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer